SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
           ---------------------------------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
           ---------------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F X
                                   ---            ---



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes         No X
                                  ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated November 2, 2004, announcing that the registration statement on Form F-3 (File No. 333-119750) filed by the Company on October 14, 2004 was declared effective by the U.S. Securities and Exchange Commission on November 2, 2004.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3, Registration Statement No. 333-111512 on Form F-3 and Registration Statement No. 333-119750 on Form F-3.

News & Events

Press Releases

WorldHeart Announces Registration Statement Filed With SEC Declared Effective

Ottawa, ON - November 02, 2004: (NASDAQ: WHRT, TSX: WHT) - World Heart Corporation ("WorldHeart" or the "Company") announced that the registration statement on Form F-3 (File No. 333-119750) filed by the Company on October 14, 2004 was declared effective by the U.S. Securities and Exchange Commission today.

The common shares covered by the registration statement are pursuant to the Company's US$13.3 million convertible debentures and warrants private placement transaction completed on September 15, 2004.

The registration statement relates to the possible resale, from time to time, by the security holders identified in the prospectus contained in the registration statement of up to 23,972,446 common shares of WorldHeart of which (i) 10,655,000 common shares underlie the future conversion of convertible debentures of the Company issued on September 15, 2004, (ii) 1,997,813 common shares underlie the future conversion of accrued interest on the convertible debentures, (iii) 10,655,000 common shares underlie the common share purchase warrants issued in connection with the convertible debentures, (iv) 193,800 common shares underlie warrants issued to the Company's Canadian agent for convertible debenture transaction, and (v) 470,833 common shares issued to the Company's United States agent for the convertible debenture transaction. The Company has also undertaken with holders of the convertible debentures to ensure that sufficient common shares are registered from time to time, as necessary, to ensure the Company's ability to issue fully registered common shares on the conversion by the holders of the accrued interest on the convertible debentures.

About World Heart Corporation:
World Heart Corporation is a global medical device company with offices in Ottawa, Ontario, Canada, Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS is well established in the marketplace and its next-generation technology is a miniaturized implantable assist device building on the proven Novacor technology.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Company's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

Contact Information:
World Heart Corporation
Judith Dugan
613-226-4278 ext 2290

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation


     Date: November 3, 2004             By: /s/ Mark Goudie
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                                           Name:  Mark Goudie
                                           Title: Chief Financial Officer